Exhibit (a)(5)(ii)

November 4, 2008

Board of Directors

Epicor Software Corporation

18200 Von Karman Ave., Suite 1000

Irvine, CA 92612

Dear Members of the Board:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), a major shareholder of Epicor Software Corporation (the “Company” or “Epicor”), in response to the Board’s decision to recommend that stockholders of Epicor reject our offer to purchase the Company’s common stock for $9.50 per share.

We are extremely disappointed by the Board’s action, and we believe all shareholders should be.  As Epicor made clear in its own filing dated October 28, 2008, Elliott has repeatedly tried to engage the Board in a constructive manner, asking for meetings and standard access to diligence in an attempt to reach an expedited, friendly deal.  The Board has flatly rejected each of our attempts and has now recommended against our offer—an offer we made along with an indication that access to diligence might even allow us to raise the consideration.  The Board’s actions are particularly puzzling in light of current economic conditions, Epicor’s recently announced double digit year-over-year decline in its organic license revenue growth, and its abysmal financial guidance for the future.

In accordance with the terms of our offer, effective immediately, we are reducing the price that we are willing to pay to $7.50 per share, payable in cash and extending the duration of our offer until 11:59 P.M., New York City time, on Monday, November 17, 2008.  If finally given the opportunity to conduct diligence, we are hopeful the offer could be increased.  In the absence of such an opportunity, however, it will remain at $7.50 per share.

While we review the situation, we would remind the Board that Elliott remains interested in a constructive dialogue with the Company to reach an agreement that would maximize shareholder value.  Nonetheless, Elliott fully intends to continue to pursue an acquisition of Epicor, and we are actively evaluating all courses of action.

Sincerely,

/s/ Jesse A. Cohn

Jesse A. Cohn

Portfolio Manager